

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Paul Bascobert
Chief Executive Officer
Blue Ocean Acquisition Corp
2 Wisconsin Circle, 7th Floor
Chevy Chase, MD 20815

   Re: Blue Ocean Acquisition Corp
     Form 10-K for the Fiscal Year Ending December 31, 2021
     10-K filed March 30, 2022
     File No. 001-41112

Dear Paul Bascobert:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction